

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 1, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of NexGen Energy Ltd., under the Exchange Act of 1934:

o   Common Shares, no par value

o   Rights to Purchase common shares, no par value

Sincerely,

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